Exhibit 99.1

BW LPG exits investment in Confidence Petroleum India following sale of 8.50% equity stake

Singapore, 3 June 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker: “BWLPG.OL”) announces that it has completed the sale of its 8.50% equity stake in Confidence Petroleum India Limited (“CPIL” or “Confidence”, NSE Code: “CONFIPET”, BSE Code: “526829”).

Following the announcement made on 20 May 2025 on BW LPG’s cessation of investment in infrastructure, we have exited our various infrastructure partnership in India. Today, we sold our 8.5% equity position in CPIL, and the divestment marks the full exit of BW LPG as a shareholder in CPIL.

The investment in CPIL was classified as an equity investment. All fair value changes were recognised before the sale and as such, the transaction has no impact on the Company’s profit or loss or total equity.

Kristian Sørensen, CEO of BW LPG says: “CPIL has played a meaningful role in supporting the development of LPG infrastructure and distribution in India, a market with strong and growing energy demand. As BW LPG divests its non-controlling interest, we remain confident in CPIL’s future and wish the management team continued success in executing their strategy.”

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. bw-group.com